U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER:  0-22629
                                                   CUSIP NUMBER:  NOT APPLICABLE


[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]Form N-SAR

For Period Ended:  December 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION
------------------------------

 Full name of Registrant:                    Unified Financial Services, Inc.
 Former Name:                                Unified Holdings, Inc.
 Address of Principal Executive Office       2424 Harrodsburg Road
     (Street and Number)
 City, State and Zip Code                    Lexington, Kentucky  40503


PART II--RULES 12b-25(b) AND (c)
--------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [x]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE
-------------------

State below in reasonable detail the reasons why Form 10-K, or portion thereof, could not be filed within the prescribed time period.

        Despite the Company's diligent efforts, completion of the Form 10-K has been delayed due to difficulties that arose in connection with verifying the facts related to a reserve set-up by the Company during the fourth quarter of 2002. During 2002, the Company experienced certain operational issues and, in connection therewith, established a preliminary reserve in the amount of $854,000. The Company is working diligently to verify all facts with respect to this reserve in order to determine whether the amount of the reserve is accurate.

PART IV--OTHER INFORMATION
--------------------------

     (1) Name and telephone number of person to contact in regard to this notification:

               David F. Morris       (314)               552-6179
                   (Name)         (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Company anticipates that the results of operations for the year ended December 31, 2002 will be negatively impacted as compared to the previous year due to the reserve recorded during the fourth quarter of 2002 with respect to operational issues, the write-off by our banking operations of a $454,000 loan and the effect of the overall decline in the financial markets during 2002 which resulted in reduced revenues at certain of our affiliates due to a decline in assets under service and assets under management. Based upon the foregoing, the Company currently estimates that it will incur a loss of approximately $1.345 million for the year ended December 31, 2002.

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

                        UNIFIED FINANCIAL SERVICES, INC.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 28, 2003                    By:  /s/ David F. Morris
                                   --------------------------------------------
                                         David F. Morris, Senior Vice President



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